

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 14, 2017

David C. Benoit
Senior Vice President and Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

      **Re: Connecticut Water Service, Inc.
             Registration Statement on Form S-4
             Filed April 10, 2017
             File No. 333-217229**

Dear Mr. Benoit:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 with any questions.

                      Sincerely,

                      /s/ Lisa M. Kohl for

                      Mara L. Ransom
                      Assistant Director
                      Office of Consumer Products